Exhibit (a)(10)

For Immediate Release

Media Contact:

Steven Lipin/Sarah Lubman, Brunswick Group, 212-333-3810

Investor Contact:

Larry Dennedy, MacKenzie Partners, 212-929-5500

Gold Kist Lawsuit Against Pilgrim’s Pride Corporation’s Board Nominees Unaffected by Early Termination of

Hart-Scott-Rodino Waiting Period

ATLANTA—October 17, 2006—Gold Kist Inc. (NASDAQ:GKIS) responded today to Pilgrim’s Pride Corporation’s (NYSE:PPC) announcement regarding the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with Pilgrim’s unsolicited tender offer to acquire all outstanding shares of common stock of Gold Kist at a price of $20.00 per share.

Gold Kist explained that the early termination of the HSR waiting period has no effect on Gold Kist’s lawsuit against Pilgrim’s filed in the United States District Court for the Northern District of Georgia on October 12, 2006. In its lawsuit, Gold Kist asserts claims under Section 8 of the Clayton Act, as well as the federal securities laws. The HSR Act review process does not address, or immunize a party from, a violation of Section 8 of the Clayton Act, or from a violation of any other antitrust or securities laws.

Section 8 of the Clayton Act prohibits officers and directors of companies of a certain size from sitting on the board of directors of a competitor. The HSR Act, on the other hand, provides for agency review of potential acquisitions of a certain size to determine whether the transaction, if consummated, would violate Section 7 of the Clayton Act, which prohibits mergers or acquisitions that may substantially lessen competition. The early termination of the HSR waiting period, which was anticipated, does not bar litigation challenging any aspect of the transaction under the antitrust laws.

Gold Kist’s lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist prior to any possible acquisition of Gold Kist would, if successful, violate Section 8 of the Clayton Act. Gold Kist does not raise Section 7 claims in its lawsuit. The early termination of the waiting period under the HSR Act is substantively irrelevant to the issues raised in Gold Kist’s lawsuit against Pilgrim’s.

The Gold Kist Board believes that it is critical that its stockholders receive full and fair disclosure about Pilgrim’s tender offer and believes that the election of Gold Kist directors should be in compliance with the law. Gold Kist remains committed to pursuing its claims under Section 8 of the Clayton Act and the federal securities laws, protecting the rights of its stockholders to full and accurate disclosure regarding Pilgrim’s tender offer and protecting the integrity of the director election process. Gold Kist believes

Pilgrim’s is not permitted to submit an alternative slate of nominees under Gold Kist’s bylaws and Delaware law.

The Board of Directors of Gold Kist has rejected, as inadequate, Pilgrim’s unsolicited tender offer and strongly recommends that its stockholders not tender their shares.

Gold Kist’s Board of Directors is committed to continuing to explore strategic alternatives to seek to maximize value for the Company’s stockholders. A Special Committee of the Board, made up of independent directors, is engaged in preliminary discussions with certain parties as part of the Board’s review of strategic alternatives to maximize shareholder value.

Merrill Lynch & Co. and Gleacher Partners LLC are serving as financial advisors to Gold Kist. Alston & Bird LLP and Richards, Layton & Finger P.A. are serving as outside legal counsel to Gold Kist.

We will file a proxy statement in connection with our 2007 annual meeting of stockholders. Our stockholders are strongly advised to read the proxy statement when it becomes available, as it will contain important information. Stockholders will be able to obtain the proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement and any amendments and supplements to the proxy statement will also be available for free at the Company’s Internet website at www.goldkist.com or by writing to Gold Kist Inc., Attn: Investor Relations, 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346. In addition, copies of Gold Kist’s proxy materials may be requested by contacting our proxy solicitor, MacKenzie Partners, Inc. at (800) 322 2885 toll-free or by email at proxy@mackenziepartners.com. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Gold Kist Inc. stockholders is available on Schedule 14A filed with the Securities and Exchange Commission on August 21, 2006.

About Gold Kist

Gold Kist is the third largest chicken company in the United States, accounting for more than nine percent of chicken produced in the United States in 2005. Gold Kist operates a fully-integrated chicken production business that includes live production, processing, marketing and distribution. Gold Kist’s operations include nine divisions located in Alabama, Florida, Georgia, North Carolina and South Carolina. For more information, visit the company’s Web site at http://www.goldkist.com.

Forward Looking Statements

This press release contains “forward-looking statements,” as defined in the federal securities laws, regarding Gold Kist’s beliefs, anticipations, expectations or predictions of the future, including statements relating to the lawsuit filed by the Company against Pilgrim’s Pride on October 12, 2006, related matters and potential strategic alternatives. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include risks and uncertainties inherent in any litigation. Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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